Exhibit 99.1

NLS Pharmaceutics Retains LifeSci Partners As Financial Advisor To Evaluate Strategic Partnering Initiatives

Switzerland/Zurich, March 31, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that it has retained LifeSci Partners as financial advisor to assist the Company in evaluating a variety of strategic partnering initiatives.

“Following the strong interim Phase 2a results that we reported at the World Sleep Congress earlier this month, we received inbound interest from several third parties to initiate strategic dialogue, and believe that it is in our shareholders’ best interest to explore these options as we seek to advance our lead drug candidate, Quilience® (Mazindol ER) and further develop our early-stage pipeline of compounds to treat central nervous system (CNS) diseases,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “While we can have no assurances of a transaction being consummated, we are pleased to enter into this agreement with LifeSci Partners to engage in direct dialogue with these parties and explore a variety of potential strategies to bring our novel drug candidates to patients as quickly as possible, and to create value for our shareholders.”

About LifeSci Partners

LifeSci Partners combines its deep industry expertise, pharma and investor networks, and relationships with top industry executives to provide clients with tailored advisory and deal execution services designed to meet the specific needs of each deal. With sector expertise in healthcare, biotechnology, specialty pharma, digital health, medtech and healthcare services, LifeSci specializes in identifying ideal partnering and capital structures to provide the highest possible value for its clients. Collectively, its senior professionals have advised on over $10 billion in financial transactions, and have provided clients with exceptional results for an average of 20 years. For more information, please visit www.lifescipartners.com

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia (IH). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2a clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy is currently ongoing in the United States. Previously, NLS successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD. NLS has announced that it plans to enable patients diagnosed with IH to access treatment with Quilience® through an Early Access Program (EAP). EAPs have great potential to benefit all stakeholders involved, from the patient who receives the medicine early, to the pharmaceutical company who provides it. Although EAPs can represent a significant undertaking, companies who invest in them can see considerable benefit in terms of launch preparedness, relationship building and market penetration.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses that it is exploring strategic dialogue with third parties as it seeks to advance Quilience® (Mazindol ER) and further develop its early-stage pipeline, the possibility of entering into a transaction with a potential third party and its intent to explore a variety of potential strategies to bring its novel drug candidates to patients as quickly as possible and to create value for its shareholders. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC's website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Corporate Contact

Alex Zwyer, CEO: +41 44 512 21 50

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

Media Contact

Pascal Nigen: +1 917-385-2160

Alpha Bronze, LLC

www.nlspharmaceutics.com